Exhibit 99.1

Solistica completes acquisition of AGV in Brazil

Monterrey, Mexico, December 27, 2019 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today that Solistica, FEMSA’s logistics subsidiary, has successfully completed the acquisition of AGV, a leader in value-added warehousing and distribution in Brazil.

About AGV

Founded in 1998, AGV operates a value-added warehousing and distribution platform with more than 300,000 m2 of warehousing space located across 15 states in Brazil and over 2,600 employees. Within its broad platform, AGV has built a particularly strong position in Brazil’s health and nutrition-related sector, as well as in fast-moving consumer goods, which fit well with Solistica’s existing capabilities and customer focus.

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About Solistica

Solistica is the Latin American 3PL logistic solution integrator for the world, with presence in Mexico, Nicaragua, Costa Rica, Panama, Colombia, Brasil and the United States. It offers supply chain solutions through FTL Transport, LTL Distribution, Warehousing, Value Added Services, Multimodal Solutions, International Logistics and Vehicle Maintenance through its subsidiary Mecanica Tek. Its focus on security, innovation and flexibility, and its capacity to adapt to the evolution of its more than 4,000 clients, enables Solistica to design the ideal configuration to solve any logistical challenge across all industries. It is a FEMSA company that creates economic and social value by operating a sustainable business strategy, based in its culture and values, with more than 21,000 employees.

About FEMSA

FEMSA creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has more than 295,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

December 27, 2019	1